UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Tudou Holdings Limited

(Name of Issuer)

Class B Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

89903 T 10 7

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89903 T 10 7	Page 2 of 17

1	NAMES OF REPORTING PERSONS General Catalyst Group IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89903 T 10 7	Page 3 of 17

1	NAMES OF REPORTING PERSONS GC Entrepreneurs Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89903 T 10 7	Page 4 of 17

1	NAMES OF REPORTING PERSONS General Catalyst Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89903 T 10 7	Page 5 of 17

1	NAMES OF REPORTING PERSONS General Catalyst GP IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 89903 T 10 7	Page 6 of 17

1	NAMES OF REPORTING PERSONS Joel E. Cutler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 89903 T 10 7	Page 7 of 17

1	NAMES OF REPORTING PERSONS David P. Fialkow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 89903 T 10 7	Page 8 of 17

1	NAMES OF REPORTING PERSONS David J. Orfao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 89903 T 10 7	Page 9 of 17

1	NAMES OF REPORTING PERSONS John G. Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	5	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 7,478,293 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0 shares
WITH:	8	SHARED DISPOSITIVE POWER 7,478,293 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,478,293 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 89903 T 10 7	Page 10 of 17

Schedule 13G

Item 1(a).	Name of Issuer: Tudou Holdings Limited

Item 1(b).
Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at Building No.6 X2 Creative Park, 1238 Xietu Road, Xuhui District, Shanghai 200032, People’s Republic of China.

Item 2(a).
Names of Persons Filing:

This joint statement on Schedule 13G is being filed by General Catalyst Group IV, L.P., a Delaware limited partnership (“GC IV”), GC Entrepreneurs Fund IV, L.P., a Delaware limited partnership (“E Fund IV”), General Catalyst Partners IV, L.P., a Delaware limited partnership (“GC GPLP”), General Catalyst GP IV, LLC, a Delaware limited liability company (“GC GPLLC”), Joel E. Cutler, David P. Fialkow, David J. Orfao and John G. Simon, who are collectively referred to herein as the “Reporting Persons.”  GC GPLP is the sole general partner of GC IV and E Fund IV.  GC GPLLC is the sole general partner of GC GPLP.  Joel E. Cutler, David P. Fialkow, David J. Orfao and John G. Simon are the Managing Directors of GC GPLLC. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of all Reporting Persons is 20 University Road, 4th Floor, Cambridge, MA 02138.

Item 2(c).
Citizenship:

Each of Fund IV, E Fund IV and GC GPLP is a limited partnership organized under the laws of the State of Delaware.  GC GPLLC is a limited liability company organized under the laws of the State of Delaware.  Messrs. Cutler, Fialkow, Orfao and Simon are U.S. citizens.

Item 2(d).	Title of Class of Securities: Class B Ordinary Shares, $0.0001 par value per share.

Item 2(e).	CUSIP Number: 89903 T 10 7

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 89903 T 10 7	Page 11 of 17

Item 4.	Ownership.

(a)
Amount Beneficially Owned: GC IV is the record owner of 7,285,003 Class B Ordinary Shares and E Fund IV is the record owner of 193,290 Class B Ordinary Shares (the “Record Shares”).  GC IV and E Fund IV have generally agreed to purchase and sell securities at the same time and each may be deemed to own beneficially Record Shares held by the other.  As the sole general partner of GC IV and E Fund IV, GC GPLP may be deemed to own beneficially the Record Shares.  As the sole general partner of GC GPLP, GC GPLLC may also be deemed to own beneficially the Record Shares.  Each of Joel E. Cutler, David P. Fialkow, David J. Orfao and John G. Simon is a Managing Director of GC GPLLC and may also be deemed to own beneficially the Record Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets for each Reporting Person are calculated based on 104,512,229 Class B Ordinary Shares reported to be outstanding by the Issuer as of August 16, 2011, in its prospectus on Form 424B(4) filed with the SEC on August 17, 2011.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such Class B Ordinary Shares except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2 for Members of Group.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 89903 T 10 7	Page 12 of 17

Item 10.	Certification.

Not Applicable.  This statement on Schedule 13G is not filed pursuant to §240.13d-1(b) nor §240.13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Members of Group.

CUSIP No. 89903 T 10 7	Page 13 of 17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2012

GENERAL CATALYST GROUP IV, L.P.

By:          GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
 Member and CFO

GC ENTREPRENEURS FUND IV, L.P.

By:          GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
 Member and CFO

GENERAL CATALYST PARTNERS IV, L.P.

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:           /s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

CUSIP No. 89903 T 10 7	Page 14 of 17

GENERAL CATALYST GP IV, LLC

By:           /s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

/s/ Joel E. Cutler
Joel E. Cutler

/s/ David P. Fialkow
David P. Fialkow

/s/ David J. Orfao
David J. Orfao

/s/ John G. Simon
John G. Simon

CUSIP No. 89903 T 10 7	Page 15 of 17

EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Tudou Holdings Limited.

EXECUTED this 14th day of February, 2012

GENERAL CATALYST GROUP IV, L.P.

By:          GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
 Member and CFO

GC ENTREPRENEURS FUND IV, L.P.

By:          GENERAL CATALYST PARTNERS IV, L.P.
its General Partner

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:	/s/ William J. Fitzgerald
William J. Fitzgerald
 Member and CFO

GENERAL CATALYST PARTNERS IV, L.P.

By:	GENERAL CATALYST GP IV, LLC
its General Partner

By:           /s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

CUSIP No. 89903 T 10 7	Page 16 of 17

GENERAL CATALYST GP IV, LLC

By:           /s/ William J. Fitzgerald
William J. Fitzgerald
Member and CFO

/s/ Joel E. Cutler
Joel E. Cutler

/s/ David P. Fialkow
David P. Fialkow

/s/ David J. Orfao
David J. Orfao

/s/ John G. Simon
John G. Simon

CUSIP No. 89903 T 10 7	Page 17 of 17

EXHIBIT 2

MEMBERS OF GROUP

General Catalyst Group IV, L.P.

GC Entrepreneurs Fund IV, L.P.